UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Chindata Group Holdings Limited

(Name of the Issuer)

Chindata Group Holdings Limited

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

Boloria Investments Holding B.V.

APG Asset Management, N.V.

APG Groep, N.V.

Stichting Pensioenfonds ABP

Zeta Cayman Limited

Einstein Cayman Limited

SK Inc.

Datos, Inc

KTCU Global Partnership Private Equity Fund

IMM Investment Corp.

Chengyan Liu

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

16955F107**

(CUSIP Number)

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing

100012

The People’s Republic of China

Tel: +86-400-879-7679

Boloria Investments Holding

B.V.

Oude Lindestraat 70,

6411EJ Heerlen,

Netherlands

Tel: +852 3769 0300

APG Asset Management, N.V.

Basisweg 10A, 1043AP

Amsterdam, Netherlands

Tel: +852 3769 0300

APG Groep, N.V.

Oude Lindestraat 70, Postbus 6401 Heerlen,

Netherlands

Tel: +852 3769 0300

Stichting Pensioenfonds ABP

PO Box 4874, 6401 JL Heerlen, Netherlands

Tel: +852 3769 0300

BCPE Chivalry Bidco Limited

BCPE Chivalry Merger Sub Limited

BCPE Stack ESOP Holdco Limited

BCPE Stack Holdings, L.P.

BCPE Bridge Cayman, L.P.

Bridge Management, L.P.

BCPE Chivalry Newco, L.P.

BCPE Bridge GP, LLC

BCPE Stack GP, LLC

BCPE Chivalry Newco GP, LLC

Bain Capital Asia Fund V, L.P.

Bain Capital Asia V General Partner, LLC

Bain Capital Investors, LLC

Bain Capital Distressed and Special Situations 2016 (A), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (A) L.P.

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.

Bain Capital Credit Managed Account (Blanco), L.P.

Bain Capital Credit Managed Account Investors (Blanco), LLC

Bain Capital Distressed and Special Situations 2016 (F), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.

Bain Capital Credit Member, LLC

BCC SSA I, LLC

Bain Capital Special Situations Asia, L.P.

Bain Capital Special Situations Asia Investors, LLC

Bain Capital Credit Member II, Ltd.

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.

Bain Capital Credit Member III, S.à r.l.

c/o Bain Capital Investors, LLC, 200 Clarendon Street, Boston, Massachusetts 02116

Tel: +1 (617) 516-2000

Zeta Cayman Limited

Einstein Cayman Limited

4th Floor, Harbour Place, 103

South Church Street, P.O. Box

10240, Grand Cayman KY1-1002,

George Town, Cayman

Islands

Tel: +82-2-2121-1916

SK Inc.

26 Jong-ro, Jongno-gu, Seoul,

South Korea 03188

Tel: +82-2-2121-1916

Datos, Inc

KTCU Global Partnership

Private Equity Fund

IMM Investment Corp.

152 Teheran-ro, Gangnam-gu,

Seoul, South Korea 06236

Tel: +82-2-2112-1758

Chengyan Liu

5th Floor, Building A, Guangqi

Cultural Plaza, No. 2899 Xietu

Road, Xuhui District, Shanghai,

200235, The People’s Republic

of China

Tel: +86 21 2426-1717-1777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

*

Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of the American depositary shares (“ADSs”), each representing two (2) Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Shares”).

**	This CUSIP applies to the ADSs, each representing two Class A Shares.

With copies to:

Gary Li, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761-3300	Sarkis Jebejian, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: +1 (212) 446-4800	Brian Schwarzwalder, Esq. Qi Yue, Esq. Gibson, Dunn & Crutcher 32/F Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 2214 3712

Miranda So, Esq. Davis Polk & Wardwell LLP The Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852 2533 3373	David Cho, Esq. Milbank LLP Level 33, Three IFC 10 Gukjegeumyung-ro, Youngdeungpo-gu Seoul 07326 Republic of Korea Tel: +82-2-6137-2611

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a–1 through 240.14b–2), Regulation 14C (§§ 240.14c–1 through 240.14c–101) or Rule 13e–3(c) (§ 240.13e–3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer

d.	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)

Chindata Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.00001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.00001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing two Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	BCPE Chivalry Bidco Limited, an exempted company incorporated under the laws of the Cayman Islands (“Parent”);

(c)	BCPE Chivalry Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”);

(d)

(i) BCPE Stack Holdings, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Stack”), (ii) BCPE Bridge Cayman, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Bridge”, together with BCPE Stack, the “Bain Shareholders”), (iii) BCPE Stack ESOP Holdco Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“ESOP Holdco”), (iv) Bridge Management, L.P., a limited partnership organized under the laws of the Cayman Islands (“Bridge Management”), (v) BCPE Chivalry Newco, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Newco”), (vi) BCPE Stack GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (vii) BCPE Bridge GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (viii) BCPE Chivalry Newco GP, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (ix) Bain Capital Asia Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“BCPE Sponsor”), (x) Bain Capital Asia V General Partner, LLC, a limited liability company incorporated under the laws of the Cayman Islands, and (xi) Bain Capital Investors, LLC, a limited liability company incorporated under the laws of the State of Delaware (collectively, the “BCPE Filing Persons”);

(e)

(i) Bain Capital Distressed and Special Situations 2016 (A), L.P., a limited partnership organized under the laws of the State of Delaware (“A Holdings”), (ii) Bain Capital Distressed and Special Situations 2016 (B Master), L.P., a limited partnership organized under the laws of the State of Delaware (“B Holdings”), (iii) Bain Capital Credit Managed Account (Blanco), L.P., a limited partnership organized under the laws of the State of Delaware (“Blanco”), (iv) Bain Capital Distressed and Special Situations 2016 (F), L.P., a limited partnership organized under the laws of the State of Delaware (“F Holdings”), (v) Bain Capital Distressed and Special Situations 2016 Investors (A) L.P., a limited partnership organized under the laws of the State of Delaware, (vi) Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., a limited partnership organized under the laws of the State of Delaware, (vii) Bain Capital Credit Managed Account Investors (Blanco), LLC, a limited liability company incorporated under the laws of the State of Delaware, (viii) Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., a limited partnership organized under the laws of the State of Delaware, (ix) Bain Capital Credit Member, LLC, a limited liability company incorporated under the laws of the State of Delaware; (x) BCC SSA I, LLC, a limited liability company incorporated under the laws of the Cayman Islands (“SSA I”), (xi) Bain Capital Special Situations Asia, L.P., a limited partnership organized under the laws of the Cayman Islands, (xii) Bain Capital Special Situations Asia Investors, LLC, a limited liability company incorporated under the laws of the Cayman Islands, (xiii) Bain Capital Credit Member II, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (xiv) Bain Capital Distressed and Special Situations 2016 (EU Master), L.P., a limited partnership organized under the laws of Luxembourg (“EU Holdings”), (xv) Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., a limited partnership organized under the laws of Luxembourg, and (xvi) Bain Capital Credit Member III, S.à r.l., a limited company incorporated under the laws of Luxembourg and managed by Mr. Michael B. Treisman and Ms. Grindale C. Gamboa (collectively, the “BCC Filing Persons” and, together with the BCPE Filing Persons, the “Bain Filing Persons”);

(f)

(i) Boloria Investments Holding B.V., a company incorporated under the laws of the Netherlands (“Boloria Investments”), (ii) APG Asset Management, N.V., a company incorporated under the laws of the Netherlands (“APG NV”), (iii) APG Groep, N.V., a company incorporated under the laws of the Netherlands (“APG Groep”), and (iv) Stichting Pensioenfonds ABP, a pension plan regulated under the laws of the Netherlands (“ABP”) (collectively, “APG Filing Persons”);

(g)

(i) Zeta Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Zeta”), (ii) Einstein Cayman Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Einstein”), (iii) SK Inc., a public company incorporated under the laws of the Republic of Korea whose shares are listed on the Korea Stock Exchange (Stock Code: KRX 034730) (“SK”), (iv) Datos, Inc, a limited company incorporated under the laws of the Republic of Korea (“Datos”), (v) KTCU Global Partnership Private Equity Fund, a collective investment scheme in the form of a limited partnership company incorporated under the laws of the Republic of Korea (“KTCU”), and (vi) IMM Investment Corp., a corporation incorporated under the laws of the Republic of Korea (“IMM”) (collectively, the “Zeta Filing Persons”); and

(h)	Mr. Chengyan Liu (“Mr. Liu”), a citizen of the People’s Republic of China.

Parent, Merger Sub, the Bain Filing Persons, the APG Filing Persons, the Zeta Filing Persons and Mr. Liu are collectively referred to as the “Parent Party Filing Persons.” The Bain Shareholders, ESOP Holdco, Bridge Management, A Holdings, B Holdings, Blanco, F Holdings, SSA I, EU Holdings, Boloria Investments, Zeta and Mr. Liu are collectively referred to as the “Rollover Shareholders.” The Rollover Shareholders, BCPE Newco and Keppel Funds Investments Pte. Ltd. (“Keppel”) are collectively referred to as the “Investors.” BCPE Sponsor and Keppel are collectively referred to as the “Sponsors.” The Sponsors, the Bain Shareholders, ESOP Holdco and Bridge Management are collectively referred to as the “Guarantors.” Parent, Merger Sub, the Investors, the Sponsors, the Guarantors or any of their respective affiliates (excluding the Company and its subsidiaries) are collectively referred to as the “Parent Parties.” Information required under Rule 13e-3 and related rules under the Exchange Act with respect to the APG Filing Persons in this Transaction Statement, including those set forth in Annex E to the Proxy Statement, is subject to the APG Filing Persons’ confirmation, supplements and amendments and will be furnished to the SEC in an amendment to this Schedule 13E-3 and be included in the definitive Proxy Statement.

On August 11, 2023, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Companies Act (As Revised) of the Cayman Islands (the “CICA”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by certain Parent Parties. The transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, are collectively referred to as the “Transactions.”

Concurrently with the execution of the Merger Agreement, the Investors entered into support agreements, dated as of August 11, 2023 (each, a “Support Agreement” and collectively, the “Support Agreements”) with BCPE Chivalry Topco Limited, an exempted company incorporated under the laws of the Cayman Islands (“Topco”) and Parent, whereby, among other things, subject to the terms and conditions of the applicable Support Agreement, the Investors (as applicable) have agreed to (a) vote any equity securities of the Company held by such Investors, together with any equity securities of the Company acquired by such Investors after the date of the Support Agreements, in favor of the approval of the Merger Agreement, the Merger and the other Transactions, and to take certain other actions in furtherance of the Transactions, (b) have the Rollover Shares

(including Rollover Shares represented by ADSs) beneficially owned by such applicable Investors cancelled at the Effective Time for no consideration from the Company and receive newly issued shares of Topco (the “Topco Shares”), at or immediately prior to the Effective Time, (c) make a cash contribution in accordance with certain equity commitment letters, dated as of August 11, 2023, between each of BCPE Sponsor and Keppel and Parent and to subscribe for newly issued Topco Shares at or immediately prior to the Effective Time, and (d) act in accordance with certain terms and conditions that will govern the actions of Topco, Parent, Merger Sub and such Investors with respect to the Transactions.

If the Merger is completed, the Company, as the Surviving Company, will continue its operations under the name “Chindata Group Holdings Limited” as a privately held company and will be beneficially owned by certain Parent Parties and, as a result of the Merger, the ADSs will no longer be listed on The Nasdaq Global Select Market and the ADS program for the ADSs will terminate.

If the Merger is consummated, at the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$4.30 per Share in cash (the “Per Share Merger Consideration”) without interest and net of any applicable withholding taxes, except for (i) the Shares deemed contributed to Topco by the Rollover Shareholders (the “Rollover Shares”), (ii) Shares (including Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the Company or The Bank of New York Mellon (the “ADS Depositary”) and reserved for issuance and allocation pursuant to the 2020 Share Option Plan adopted by the Company and effective as of January 1, 2020 (as amended from time to time, the “Company Share Plan”) (the Shares described in clauses (i) through (iii), the “Excluded Shares”), (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger pursuant to Section 238 of the CICA (the “Dissenting Shares”), and (v) Shares represented by ADSs, (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) will be cancelled in exchange for the right to receive US$8.60 per ADS in cash (less any fees, including ADS cancellation or termination fees, payable by ADS holders pursuant to the deposit agreement, dated September 29, 2020, among the Company, the Depositary and all holders from time to time of ADSs issued thereunder) without interest and net of any applicable withholding taxes, (c) the Excluded Shares will be cancelled without payment of any consideration from the Company therefor, and (d) the Dissenting Shares will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA.

In addition, under the terms of the Merger Agreement, at the Effective Time, (a) each option to purchase Shares issued pursuant to the Company Share Plan (each, a “Company Option”) that is outstanding, unexercised, vested and not yet expired as of immediately prior to the Effective Time (each, a “Vested Company Option”) will be cancelled and converted into the right to receive an amount in cash, without interest and net of any applicable withholding taxes, equal to (i) the excess of the Per Share Merger Consideration of US$4.30 over the exercise price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option, and (b) each Company Option that is outstanding, unexercised, unvested and not yet expired immediately prior to the Effective Time (each, an “Unvested Company Option”) will be cancelled in exchange for the right to receive an employee incentive award to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Topco and in accordance with the Company Share Plan and the award agreement with respect to such Unvested Company Option.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by special resolution passed by the holders of the Shares, being the affirmative vote of the holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting in accordance with the CICA and the memorandum and articles of association of the Company. However, the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Parent Parties.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2. Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3. Identity and Background of Filing Persons

(a)	Name and Address. Chindata Group Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4. Terms of the Transaction

(a)(1)	Material Terms—Tender Offers. Not applicable.

(a)(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Dissenters’ Rights”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Islands Companies Act (As Amended) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors —Support Agreements”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Parent Party Filing Persons at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects of the Transaction

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8. Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Citigroup Global Markets Asia Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Citigroup Global Markets Asia Limited as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Citigroup Global Markets Asia Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Citigroup Global Markets Asia Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger—Parent Financing”

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Transactions in Prior 60 Days”

Item 12. The Solicitation or Recommendation

(a)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreements”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Voting by the Parent Party Filing Persons at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Parent Party Filing Persons as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—The Board’s Recommendation”

Item 13. Financial Statements

(a)

Financial Information. The audited financial statements of the Company for the fiscal years ended December 31, 2021 and 2022 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on April 28, 2023 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15. Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated                              .

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card and ADS Voting Instruction Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 11, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 11, 2023.

(b)-(1) Debt Commitment Letter, dated June  28, 2023, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch (上海浦东发展银行股份有限公司陆家嘴支行 ) and Industrial Bank Co., Ltd. Shanghai Branch (兴业银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.G to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August 17, 2023.

(b)-(2) Equity Commitment Letter, dated August 11, 2023, by and between Parent and BCPE Sponsor, incorporated herein by reference to Exhibit 99.F to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(b)-(3) Equity Commitment Letter, dated August 11, 2023, by and between Parent and Keppel.

(c)-(1) Opinion of Citigroup Global Markets Asia Limited, dated August  11, 2023, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the special committee of the board of directors of the Company, dated August 11, 2023.

(d)-(1) Agreement and Plan of Merger, dated August 11, 2023, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Support Agreement, dated August  11, 2023, by and among Parent, Topco, the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings, SSA I and BCEP Newco, incorporated herein by reference to Exhibit 99.D to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August 17, 2023.

(d)-(3) Support Agreement, dated August  11, 2023, by and among Parent, Topco and Boloria Investments, incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by Boloria Investments, APG NV, APG Groep and ABP on August 21, 2023.

(d)-(4) Support Agreement, dated August  11, 2023, by and among Parent, Topco and Zeta, incorporated herein by reference to Exhibit 99.B to the Schedule 13D filed by Zeta, Einstein, SK, Datos, KTCU and IMM on August 21, 2023.

(d)-(5) Support Agreement, dated August  11, 2023, by and among Parent, Topco and Mr. Liu, incorporated herein by reference to Exhibit 99.C to the Schedule 13D filed by Mr. Liu and Datalake Limited on August 17, 2023.

(d)-(6) Support Agreement, dated August 11, 2023, by and among Parent, Topco and Keppel.

(d)-(7) Form of Limited Guaranties, dated August 11, 2023, by BCPE Sponsor, BCPE Stack, BCPE Bridge, ESOP Holdco and Bridge Management in favor of the Company, incorporated herein by reference to Exhibit 99.E to the Schedule 13D filed by the Bain Shareholders, Bridge Management, ESOP Holdco, A Holdings, B Holdings, Blanco, EU Holdings, F Holdings and SSA I on August  17, 2023.

(d)-(8) Limited Guaranty, dated August 11, 2023, by Keppel in favor of the Company.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Companies Act (As Revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

107 Calculation of Filing Fee Tables

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2023
Chindata Group Holdings Limited

	By:	/s/ Thomas J. Manning
		Name:	Thomas J. Manning
		Title:	Chairperson of the Special Committee of the Board of Directors

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Chivalry Bidco Limited

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Chivalry Merger Sub Limited

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Stack ESOP Holdco Limited

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Authorized Signatory

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Stack Holdings, L.P.
By:	BCPE Stack GP, LLC, its general partner
By:	Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Bridge Cayman, L.P.
By:	BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
	Name:	Zhongjue Drew Chen
	Title:	Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bridge Management, L.P.
By:	BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Drew Chen
	Name:	Zhongjue Drew Chen
	Title:	Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Chivalry Newco, L.P.
By: BCPE Chivalry Newco GP, LLC, its general partner
By:	Bain Capital Asia Fund V, L.P., its managing member
By: Bain Capital Asia V General Partner, LLC, its general partner
By: Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
	Name:	David Gross-Loh
	Title:	Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Bridge GP, LLC

By:	/s/ Zhongjue Drew Chen
	Name:	Zhongjue Drew Chen
	Title:	Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Stack GP, LLC
By:	Bain Capital Investors, LLC, its managing member

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCPE Chivalry Newco GP, LLC
By:	Bain Capital Asia Fund V, L.P., its managing member
By:	Bain Capital Asia V General Partner, LLC, its general partner
By:	Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Asia Fund V, L.P.
By:	Bain Capital Asia V General Partner, LLC, its general partner
By:	Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Asia V General Partner, LLC
By:	Bain Capital Investors, LLC, its manager

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Investors, LLC

By:	/s/ David Gross-Loh
Name: David Gross-Loh
Title: Partner

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (A), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (A), L.P., its general partner
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (A), L.P.
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (B Master), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (B), L.P., its general partner
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (B), L.P.
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Credit Managed Account (Blanco), L.P.
By:	Bain Capital Credit Managed Account Investors (Blanco), LLC, its general partner
By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Credit Managed Account Investors (Blanco), LLC
By:	Bain Capital Credit Member, LLC, its managing member

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (F), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (F), L.P., its general partner
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (F), L.P.
By:	Bain Capital Credit Member, LLC, its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Credit Member, LLC

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

BCC SSA I, LLC
By:	Bain Capital Special Situations Asia, L.P., its managing member
By:	Bain Capital Special Situations Asia Investors, LLC, its general partner
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Special Situations Asia, L.P.
By:	Bain Capital Special Situations Asia Investors, LLC, its general partner
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Special Situations Asia Investors, LLC
By:	Bain Capital Credit Member II, Ltd., its manager

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Credit Member II, Ltd.

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: General Counsel

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 (EU Master), L.P.
By:	Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P., its general partner
By:	Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Distressed and Special Situations 2016 Investors (EU), L.P.
By:	Bain Capital Credit Member III, S.à r.l., its general partner

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

Bain Capital Credit Member III, S.à r.l.

By:	/s/ Michael Treisman
Name: Michael Treisman
Title: Class A Manager

By:	/s/ Grindale Gamboa
Name: Grindale Gamboa
Title: Class B Manager

[Signature Page to Schedule 13E-3 and Proxy Statement]

Chengyan Liu

/s/ Chengyan Liu

[Signature Page to Schedule 13E-3 and Proxy Statement]

Zeta Cayman Limited

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: Director

Einstein Cayman Limited

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: Director

SK Inc.

By:	/s/ Subeom Lee
Name: Subeom Lee
Title: VP of Digital Investment Center

[Signature Page to Schedule 13E-3 and Proxy Statement]

Datos, Inc

By:	/s/ Seong Jung Kim
Name: Seong Jung Kim
Title: Director

KTCU Global Partnership Private Equity Fund

By:	/s/ Dong Woo Chang
Name: Dong Woo Chang
Title: Representative Director

IMM Investment Corp.

By:	/s/ Dong Woo Chang
Name: Dong Woo Chang
Title: Representative Director

[Signature Page to Schedule 13E-3 and Proxy Statement]

BOLORIA INVESTMENTS HOLDING B.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

[Signature Page to Schedule 13E-3 and Proxy Statement]